FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                14 February 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'EGM Statement' sent to the London Stock Exchange on 14 February 2005 press release

PR0506

 SHAREHOLDERS APPROVE CORPORATE REORGANISATION TO CREATE DISTRIBUTABLE RESERVES

Released: Monday 14 February 2005

mmO2 plc announces that its shareholders have overwhelmingly approved the company's proposals for a capital reorganisation to create distributable reserves. The reorganisation is required in order that mmO2 is able to implement a sustainable dividend policy and make distributions to shareholders.

At an Extraordinary General Meeting (EGM) held today, following Court approval of the Scheme of Arrangement (the "Scheme"), shareholders voted in favour of all resolutions. As a result, a corporate reorganisation will be undertaken whereby mmO2 will be acquired by a new company, O2 plc, which will then effect a reduction of its share capital to create distributable reserves. The Scheme will become effective on 14 March 2005, on which date dealings in the new company's shares will commence on the London Stock Exchange.

Under the Scheme, mmO2 shareholders will, in effect, exchange their existing shares in mmO2 for new shares in O2 plc on a one for one basis. mmO2 shareholders have the option of electing to receive, in exchange for their existing shares in mmO2, either new shares in O2 plc or cash consideration under the Cash Alternative. The last date for receipt of forms of election is 9 March 2005. Shareholders who take no action will be deemed to have elected for the Cash Alternative. This cash consideration will consist of the amount received through a placing in the market of the new shares to which shareholders would otherwise be entitled, plus a premium of 5 pence per share financed by mmO2. The value of the Cash Alternative will be the price at which the new O2 shares are placed (subject to a minimum of 105 pence per share, including the premium of 5 pence per share, to protect shareholders in the event of adverse market conditions).

The size of the Cash Alternative (and therefore the size of the placing) will be decided by the Board but is expected to be limited to approximately 300 million O2 plc shares. If elections for the Cash Alternative exceed this limit, they will be scaled back at the discretion of the Board. Scaling back is expected to be on a basis which ensures that elections by holders of smaller numbers of shares are met in full. In the event that such scaling back does take place, elections in respect of larger holdings are unlikely to be successful. The Placing, which will be conducted by Cazenove & Co. Ltd and Merrill Lynch International, will take place after the Scheme becomes effective.

Review of the US listing and ADR programme

The Board of mmO2 has also reviewed the US listing and the associated ADR programme which is also a legacy of the demerger from BT. mmO2 has no business operations in the US, nor any intention to develop any. Since the demerger, trading volumes and the number of ADRs outstanding have declined and the majority of larger US shareholders hold shares in mmO2 directly rather than in ADR form. Therefore, as part of the Scheme, mmO2's ADRs will be delisted from the New York Stock Exchange at the time that the Scheme becomes effective and O2 will not establish an ADR programme nor a US listing for the new shares in O2 plc.

Review of continuing SEC registration

The Board has also reviewed the consequences of continued SEC registration. Registration with the SEC results in duplicative compliance, reporting and internal control requirements and results in costs that are disproportionate to any commercial benefit arising from continued registration.

SEC regulations stipulate that de-registration can occur only if the number of US Resident Shareholders has fallen below 300. Furthermore, the number of US Resident Shareholders in O2 must remain below the 300 limit for a period of 18 months after de-registration. The existence of a relatively small number of US Resident Shareholders therefore creates a disproportionate and duplicative regulatory burden for the Company to the detriment of all shareholders. Accordingly, in order to facilitate the de-registration of the New Ordinary Shares, the O2 Articles will include temporary provisions to limit ownership of the shares by US Resident Shareholders. The provisions will facilitate O2 plc's intention to deregister from the SEC. The timing of any application to deregister has not yet been determined by the Board.
Summary of timetable

The key dates in the expected timetable for the Scheme are:


                                                                          2005

Latest time for receipt of Forms of Election for new O2 shares  5.00 p.m. on 9
or cash alternative                                             March

Court Hearing of the petition to sanction the Scheme            10 March

Last day of dealings in Existing Ordinary Shares                11 March

Scheme Effective Date                                           14 March

Dealings in New Ordinary Shares issued under the Scheme         8.00 a.m. on 14
commence on the London Stock Exchange                           March



Shareholders who have any questions about the Scheme can call the Shareholder Helpline on telephone number freephone 0808 100 4102 (+44 1903 702767 if you are calling from outside the UK) open from Monday to Friday, 8.30 a.m. to 6.00 p.m. (UK time). For legal reasons the Shareholder Helpline will not be able to provide advice on the merits of the Scheme or to provide financial or taxation advice.
                                     -ends-

Note to Editors:

The attached schedule sets out the results of the polls held at mmO2's Court Meeting and EGM on 14 February 2005.

mmO2 Contacts:


David Nicholas                                                        David Boyd
Director of Communications                            Head of Investor Relations
mmO2 plc                                                                mmO2 plc
david.nicholas@o2.com                                          david.boyd@o2.com
t: +44 (0) 771 575 9176                                     t: +44(0)1753 628230

Simon Gordon                                                         John Crosse
Press Relations Manager                               Investor Relations Manager
mmO2 plc                                                                mmO2 plc
simon.gordon@o2.com                                           john.crosse@o2.com
t: +44 (0) 771 007 0698                                   t: +44 (0) 1753 628198



                        mmO2 press office: 01753 628402
   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


mmO2 plc - Court Meeting - 14 February 2005 - Poll Results

At mmO2 plc's Court Meeting held on Monday 14 February 2005 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE a poll was taken on the scheme of arrangement as set out in the Notice of Court Meeting dated 12 January 2005.

The Scheme was approved and the results of the poll were as follows:


Votes for          % of votes received    Votes against    % of votes received

 5,841,046,566                  99.69%      18,290,427                   0.31%


mmO2 plc - Extraordinary General Meeting - 14 February 2005 - Poll Results

At mmO2 plc's Extraordinary General Meeting held on Monday 14 February 2005 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE a poll was taken on the resolutions as set out in the Notice of Extraordinary General Meeting dated 12 January 2005.

All resolutions were passed and the results of the poll were as follows:


Resolution       Votes for     % of votes      Votes    % of votes    Abstain
                                 received     against     received
1. To approve
the Company's
scheme of
arrangement,
the O2 plc
reduction of
capital and
related
matters*    5,974,910,817        99.66%  20,659,408         0.34%   5,431,504

2. That the amendments
to the rules of
the Employee
Share Plans
in the manner
described in
paragraph 11
of Part 3 of
the circular
to shareholders
dated 12
January 2005,
and the
renaming of
those plans
to a name
prefaced "O2"
rather than
"mm O2," be
approved   5,964,242,452        99.70%  18,151,873         0.30%  18,607,404

3. That Patrick Lupo
be elected a
Director of
the
Company    5,952,580,316        99.76%  14,579,607         0.24%  33,841,806



* Special Resolution

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 14 February 2005                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary